Macquarie Capital Investment Management LLC

A member of the Macquarie Group of Companies

ARBN 113 160 204

125 West 55th Street

Telephone

1 (212) 231 1000
New York NY 10019

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1 (212) 231 1010
UNITED STATES

Media Release

MACQUARIE GLOBAL INFRASTRUCTURE TOTAL RETURN

FUND INC. ANNOUNCES RETIREMENT OF JON FITCH AND APPOINTMENT OF BRAD FRISHBERG AS NEW CEO

NEW YORK, April 22, 2010 – Macquarie Global Infrastructure Total Return Fund Inc. (NYSE:MGU) (“MGU” or the “Fund”) announced today that Jon Fitch will retire from serving as Chief Executive Officer (“CEO”) and Co-Portfolio Manager, and that its Board of Directors has appointed Brad Frishberg as the new CEO, effective May 31, 2010.

“After a 20-year career in the industry, I have decided to take the opportunity to pursue interests outside of the finance industry,” said Mr. Fitch.  “Brad’s appointment is an outstanding choice and a further demonstration of MGU’s strong commitment to continued leadership in the listed infrastructure asset class.  He has my full and enthusiastic support.  We have been working on a smooth transition over the past few months, which will culminate with Brad taking over at the end of May."

Mr. Frishberg, 43, joined Macquarie Group in 2009 in the firm’s New York office as Managing Director and Chief Investment Officer of the Infrastructure Securities division within Macquarie Funds Group – the firm’s global asset management arm.

Mr. Frishberg has more than 20 years of asset management experience.  Prior to joining Macquarie, he was Managing Director and U.S. Equity Portfolio Manager at J.P. Morgan Asset Management, where over a period of 13 years he was responsible for managing portfolios and businesses in London, Tokyo, and New York. He started his career at Aetna Asset Management as an international analyst and then as a portfolio manager for Japanese equity and fixed income.  He earned his bachelor’s degree in business economics from Brown University and his master’s degree in economics from Trinity College.  He is a CFA charterholder.

"It's an honor to follow Jon as the CEO of MGU," said Mr. Frishberg. "I look forward to leading the MGU team and helping to create value for shareholders of the Fund."

Also as a result of Mr. Fitch’s retirement, Andrew Maple-Brown, currently Co-Portfolio Manager of the Fund with Mr. Fitch, will become the sole Portfolio Manager of the Fund effective June 1, 2010.  Mr. Maple-Brown is supported by Macquarie Funds Group’s Infrastructure Securities team, which is one of the largest and most experienced investment teams specializing in the listed infrastructure sector.

Additionally, Sally Worrall has resigned as MGU’s Chief Compliance Officer (“CCO”) as she has accepted a new position within Macquarie Funds Group and is relocating to Sydney, Australia.  The Board of Directors has appointed Brett Byrd, Associate Director at Macquarie Funds Group in Los Angeles, as the new CCO, effective immediately.

About the Macquarie Global Infrastructure Total Return Fund Inc.

Macquarie Global Infrastructure Total Return Fund Inc., a non-diversified closed-end fund, is listed on the NYSE.

The Fund’s investment adviser is Macquarie Capital Investment Management LLC, which is a part of Macquarie Funds Group and a wholly-owned, indirect subsidiary of Macquarie Group Limited.

Past performance is no assurance of future results. Investment return and market value of an investment in the Fund will fluctuate. Shares, when sold, may be worth more or less than their original costs. An investor should consider investment objectives, risks, charges and expenses carefully before investing. Forward-looking statements are based on information that is available on the date hereof, and neither the Investment Adviser nor any other person affiliated with the Investment Adviser has any duty to update any forward-looking statements. Important factors that could affect actual results to differ from these statements include, among other factors, material, negative changes to the asset class and the actual composition of the portfolio.

For further information, please contact:

Investor/Broker Inquiries Tel: 1-800-910-1434 E-mail: mgu-questions@macquarie.com Web: www.macquarie.com/mgu	Media Inquiries Paula Chirhart Corporate Communications Macquarie Group Tel: 1-212-231-1310

Investments in the Fund are not deposits with or other liabilities of Macquarie Bank Limited ABN 46 008 583 542 (“MBL”) nor any Macquarie Group company and are subject to investment risk, including possible delays in repayment and loss of income and principal invested. Neither MBL nor any other member company of the Macquarie Group guarantees the performance of the Fund or the repayment of capital from the Fund or any particular rate of return.